[Letterhead of The Otto Law Group]


                                December 21, 2004


VIA EDGAR CORRESPONDENCE

Jennifer Hardy, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Mail Stop 4-4
Washington, D.C.  20549-0404

         Re:      Nannaco, Inc.
                  Preliminary Information Statement on Schedule 14C File No. 000-50672

Dear Ms. Hardy:

         We are writing in response to comments issued by the Securities and Exchange Commission in a letter dated December 17, 2004. We refer to the Information Statement filed on Schedule 14C by Nannaco, Inc. ("Registrant") on November 24, 2004, as amended by PRER 14C filed on December 2, 2004 and our prior response letter to the Commission, dated December 7, 2004. The following responses, submitted by the Otto Law Group representing Registrant are numbered to correspond with the numbers contained in the comment letter.

SEC Comment No. 1

         Registrant, in its Schedule 14C and in its prior response to Comments of the Commission, did not intend to suggest that the proposed merger with Nazz Productions, Inc., is conditioned upon the proposed reverse stock split, nor that the merger could only be effected following an occurrence of a reverse stock split. (See response to SEC Comment No. 2 in this letter). In order to clarify the intent of the Registrant in relation to the reverse stock split and proposed merger, the Registrant agrees to add language to the relevant sections of the Schedule 14C, in particular following the sections where the proposed merger is mentioned, to specifically state that the proposed merger will be realized as an event independent of the reverse stock split, and further that the merger will be preceded by a separate request for shareholder consent and filing of a subsequent information statement that will include information pursuant to Schedule 14A, prior to, and as a condition of, the closing of the merger with Nazz Productions, Inc.

Jennifer Hardy
Division of Corporate Finance
Page 2 of 3

SEC Comment No. 2

         The proposed reverse stock split is only one of several mechanisms by which the Registrant could issue the requisite number of shares in connection with the proposed merger such as an amendment to the articles of incorporation to increase the number of authorized stock of Registrant and a stock repurchase on the public market followed by re-issuance of the treasury stock. Therefore, the reverse split is not necessarily required to effect an issuance of stock for the purposes of the merger. The proposed issuance of stock to Nazz Productions, Inc., in connection with the merger does not occur until closing of such merger and will require that the Registrant seek prior shareholder consent. Therefore, obtaining consent at the same time would not be a greater burden than effecting a stock split.

SEC Comment No. 3

         Registrant acknowledges that it misstated the breakdown of voting power required to effect the proposed reverse split. While the Registrant obtained consent of 51,000,000 shares of the voting capital stock, this amount constitutes 80% of issued and outstanding stock, but does not constitute voting power of 1,000,000,000 shares.

 Under the laws of the state of Texas, Registrant's state of incorporation, Registrant must obtain shareholder consent greater than two thirds of voting capital stock. Registrant, in amending the current Schedule 14C, will delete the erroneous information and clarify the consent requirements and the existing and proposed capitalization


Along with this letter Registrant will submit as a supplement a proposed, amended Schedule 14C, which will include disclosure addressing the aforementioned concerns for review by the Commission.

Additionally, in accordance with the Commissions request, Registrant will submit a statement acknowledging its obligations regarding the adequacy and accuracy of its disclosure and its understanding of the Commission's right to further action with respect to this filing.

We hope that these answers satisfy all of the staff's remaining comments and we will be in contact with you in that regard in the near future. In the meanwhile, please contact Tracy Shier if you have further questions, or in Mr. Shier's absence, please contact Todd Van Siclen.

Jennifer Hardy
Division of Corporate Finance
Page 3 of 3


                                        Sincerely yours,

                                        THE OTTO LAW GROUP, PLLC

                                        By:   /s/ Tracy M. Shier
                                              --------------------------------
                                              Traci M. Shier, Attorney at Law

cc:      Andrew P. Schoeffler
         Steve Careaga